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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        -------------------------------

                                  SCHEDULE TO

                               (AMENDMENT NO. 2)
                      TENDER OFFER STATEMENT UNDER SECTION

          14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                        -------------------------------

                        SUNGLASS HUT INTERNATIONAL, INC.

                       (Name of Subject Company (Issuer))
                        -------------------------------

                             LUXOTTICA GROUP S.P.A.

                                LUXOTTICA S.P.A.

                            SHADE ACQUISITION CORP.

                      (Names of Filing Persons (Offerors))
                        -------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   86736F106

                     (CUSIP Number of Class of Securities)
                        -------------------------------

                                ROBERTO CHEMELLO

                             LUXOTTICA GROUP S.P.A.

                               PIAZZALE LOTTO, 2

                               MILAN 20148 ITALY

                                (39) 02-499-841

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                        -------------------------------

                                   COPIES TO:

       JONATHAN GOLDSTEIN, ESQ.                       BRUCE E. MACDONOUGH, ESQ.
       DANIEL A. NINIVAGGI, ESQ.                        BRIAN H. BLANEY, ESQ.
           WINSTON & STRAWN                            GREENBERG TRAURIG, LLP
            200 PARK AVENUE                      ONE EAST CAMELBACK ROAD, SUITE 1100
       NEW YORK, NEW YORK 10166                        PHOENIX, ARIZONA 85012
            (212) 294-6700                                 (602) 263-2300

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                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*                                         AMOUNT OF FILING FEE
                        $518,416,907                                                    $103,684

* For purposes of calculating the filing fee, the transaction value was calculated on the basis of (i) 40,136,132 shares of common stock of Sunglass Hut International, Inc. (the "Common Stock"), (ii) 4,943,599 shares subject to options and warrants to purchase Common Stock, which, for purposes of calculating this fee, are all assumed to be exercisable and (iii) the tender offer price of $11.50 per share. Based on the foregoing, the transaction value is equal to the product of 45,079,731 shares and $11.50 per share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $103,684.

    Form or Registration No.: Schedule TO (File No. 005-43307).

    Filing Parties: Luxottica Group S.p.A., Luxottica S.p.A. and Shade Acquisition Corp.

    Date Filed: March 5, 2001, as amended on March 21, 2001.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    Luxottica Group S.p.A., Luxottica S.p.A. and Shade Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule TO, filed on March 5, 2001 (as amended, the "Schedule TO"), with respect to Shade Acquisition Corp.'s Offer for all of the issued and outstanding shares of common stock of Sunglass Hut International, Inc., as set forth in this Amendment No. 2. Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

    Item 11 is hereby amended and supplemented by the following:

    At 11:59 p.m., New York City time, on March 26, 2001, the 15 calendar day waiting period applicable to the Offer under the HSR Act expired. The expiration of the waiting period was one of the conditions to Purchaser's obligations under the Merger Agreement to accept for payment and pay for Shares tendered pursuant to the Offer. On March 27, 2001, Parent and the Company issued a joint press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

 (a)(9)                 Text of Joint Press Release, dated March 27, 2001, issued by
                        Luxottica Group S.p.A. and Sunglass Hut International, Inc.,
                        announcing the expiration of the HSR waiting period.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       LUXOTTICA GROUP S.P.A.

                                                       By:  /s/ LEONARDO DEL VECCHIO
                                                            -----------------------------------------
                                                            Leonardo Del Vecchio
                                                            Title: Chairman of the Board of Directors
                                                            Dated: March 27, 2001

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       SHADE ACQUISITION CORP.

                                                       By:  /s/ ROBERTO CHEMELLO
                                                            -----------------------------------------
                                                            Roberto Chemello
                                                            Title: Chief Executive Officer and
                                                            Director
                                                            Dated: March 27, 2001

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       LUXOTTICA S.P.A.

                                                       By:  /s/ ROBERTO CHEMELLO
                                                            -----------------------------------------
                                                            Roberto Chemello
                                                            Title: Chief Executive Officer
                                                            Dated: March 27, 2001

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                                 EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------
(a)(9)                  Text of Joint Press Release, dated March 27, 2001, issued by
                        Luxottica Group S.p.A. and Sunglass Hut International, Inc.,
                        announcing the expiration of the HSR waiting period.